SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                               NESTOR, INC.
                             (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01
                       (Title of Class and Securities)

                                   64107410
                  (CUSIP Number of Class of Securities)

                            Bruce W. Schnitzer
                             Wand (Nestor) Inc.
                        630 Fifth Avenue, Suite 2435,
                             New York, NY  10111
                               (212) 632-3795
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                Copy to:

                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000
                            ATTN:  Nancy Henry

                              March 7, 1996
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                                SCHEDULE 13D

 CUSIP NO. 64107410                                   PAGE ____ OF ____
                                                      PAGES

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                3,582,138
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               3,582,138
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,582,138

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.29%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410                                   PAGE ____ OF ____
                                                      PAGES

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTSMENTS II L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                382,536
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               382,536
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       382,536

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.59%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410                                   PAGE ____ OF ____
                                                      PAGES

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS III L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                1,756,696
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               1,756,696
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,756,696

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.22%

 14    TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410                                   PAGE ____ OF ____
                                                      PAGES

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                5,721,370
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               5,721,370
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,721,370

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       42.37%

 14    TYPE OF REPORTING PERSON*
       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO. 64107410                                   PAGE ____ OF ____
                                                      PAGES

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                5,721,370
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING               5,721,370
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,721,370

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       42.37%

 14    TYPE OF REPORTING PERSON*
       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7




                    The Statement on Schedule 13D filed on August 15, 1994, and amended on April 18, 1995, July 12, 1995,
          October 5, 1995 and February 13, 1996, with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company"), is hereby further amended as follows:

          Item 3.  Source and Amount of Funds or Other Consideration.

                    Item 3 is hereby supplemented as follows:

                    Pursuant to a Securities Purchase Agreement, dated as of March 7, 1996 (the "March Securities Purchase Agreement") between the Company and the Wand/Nestor Partnership, the Wand/Nestor Partnership purchased (1) 777 shares of a new class of convertible preferred stock of the Company, par value $1.00 per share, designated as Series G (the "Series G Preferred Stock") and (2) related warrants to purchase up to an aggregate of 225,330 shares of Company Common Stock at an initial exercise price of $1.25 per share (the "Series G Warrant") for an aggregate cash purchase price of $777,000. The Series G Warrant is exercisable after July 1, 1996. Copies of the March Securities Purchase Agreement, the Amended Certificate of Powers, Designations, Preferences and Special Rights of the Series G Preferred Stock and the Series G Warrant are attached hereto as Exhibits 1, 3 and 4, respectively.

                    The sale of the Series G Preferred Stock and the Series G Warrant to the Wand/Nestor Partnership described above was consummated on March 7, 1996. All of the consideration for the purchase was provided by the partners of the Wand/Nestor Partnership participating in the ownership of this investment.

          Item 4.  Purpose of the Transaction.

                    Item 4 is hereby supplemented as follows:

                    The Wand/Nestor Partnership acquired the Series G Preferred Stock and the Series G Warrant for investment.

                    Upon consummation of the purchase of the Series G Preferred Stock and the Series G Warrant, the Company, the Wand/Nestor Partnership, the Wand/Nestor II Partnership, the Wand/Nestor III Partnership and certain other securityholders of the Company entered into Amendment No. 1 to the Amended and Restated Registration Rights Agreement, a copy of which is attached hereto as
          Exhibit 2.

                    None of the Filing Persons, or, to the best knowledge of the Filing Persons, Mr. Callard, has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
          (j) of Item 4 of Schedule 13D, except, as discussed more fully in Item 6 below, the terms of the March Securities Purchase Agreement and the Series G Preferred Stock provide for representation of the Wand/Nestor Partnership on the Company's Board of Directors.

          Item 5.  Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended as follows:

                    (a) As of the date hereof, as a result of the consummation on March 7, 1996 of the transactions contemplated by the March Securities Purchase Agreement, the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder to beneficially own, respectively, approximately 31.29%, 4.59% and 18.22% of the outstanding shares of Common Stock of the Company.
          As of the date hereof, as a result of the relationships and stock ownership discussed above, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 42.37% of the outstanding shares of Common Stock of the Company. Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    Item 5(b) is hereby amended as follows:

                    (b)  The Wand/Nestor Partnership and the
          Wand/Nestor II Partnership each has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Common Stock, Series D Preferred Stock, Series H Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and the several warrants to acquire Common Stock. The Wand/Nestor III Partnership has sole power to vote or direct the vote and sole power to dispose or direct the disposition of shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Common Stock, Series D Preferred Stock, Series E Preferred Stock and warrants to acquire Common Stock of the Company. By virtue of their relationship to the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares. Holders of Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock could be converted.

                    (c)  Pursuant to the Securities Purchase and
          Exchange Agreement described in Amendment No. 4 to this
          Schedule 13D, the Company sold Series F Preferred Stock and related Warrants to the Wand/Nestor Partnership and the Wand/Nestor II Partnership in a private placement transaction. Except for the transactions related to the consummation of the Securities Purchase and Exchange Agreement and the March Securities Purchase Agreement, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    Upon consummation of the March Securities
          Purchase Agreement, the Company, the Wand/Nestor Partnership, the Wand/Nestor II Partnership, the Wand/Nestor III Partnership and certain other stockholders of the Company entered into Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated as of March 7, 1996, a copy of which is attached hereto as Exhibit 2.

          Item 7.  Material to Be Filed as Exhibits.

                    Exhibit 1 -    March Securities Purchase
                                   Agreement, dated as of March 7,
                                   1996, between the Company and
                                   the Wand/Nestor Partnership

                    Exhibit 2 -    Amendment No. 1 to the Amended
                                   and Restated Registration Rights
                                   Agreement, dated as of March 7,
                                   1996

                    Exhibit 3 -    Amended Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series G
                                   Convertible Preferred Stock of
                                   the Company

                    Exhibit 4 -    Common Stock Purchase Warrant
                                   No. W-Y, respecting 225,330
                                   shares of Company Common Stock,
                                   dated March 7, 1996 and issued
                                   to the Wand/Nestor Partnership
                                   in connection with its purchase
                                   of Series G Preferred Stock

                    Exhibit 5 -    Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 12, 1996

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 12, 1996

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 12, 1996

                                        WAND/NESTOR INVESTMENTS III L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 12, 1996

                                             WAND (NESTOR) INC.

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  March 12, 1996

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer


                                   EXHIBIT INDEX

          Exhibit No.             Exhibit Name                   Page No.

               1         March Securities Purchase
                         Agreement, dated as of March 7,
                         1996, between the Company and the
                         Wand/Nestor Partnership  . . . . . . . . . . . .

               2         Amendment No. 1 to Amended and
                         Restated Registration Rights
                         Agreement, dated as of March 7,
                         1996 . . . . . . . . . . . . . . . . . . . . . .

               3         Amended Certificate of Powers,
                         Designations, Preferences and
                         Special Rights of Series G
                         Convertible Preferred Stock of
                         the Company  . . . . . . . . . . . . . . . . . .

               4         Common Stock Purchase Warrant No.
                         W-Y, respecting 225,330 shares of
                         Company Common Stock, dated March
                         7, 1996 and issued to the
                         Wand/Nestor Partnership in
                         connection with its purchase of
                         Series G Preferred Stock . . . . . . . . . . . .

               5         Joint Filing Agreement . . . . . . . . . . . . .